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                             November 7, 2023

       David Shan
       Chief Executive Officer
       Massimo Group
       3101 W Miller Road
       Garland, TX 75041

                                                        Re: Massimo Group
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted October
26, 2023
                                                            CIK No. 0001952853

       Dear David Shan:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 filed October 26, 2023

       Business, page 51

   1. We note your disclosure that "all but the electric Pontoon Boats are now available for sale." Please provide
updated information as to the current stage of development for the electric Pontoon Boats.
       Intellectual Property, page 63

   2. We note that you currently hold eight patents in the United States. Please disclose when these patents expire.
Consider providing tabular disclosure in addition to narrative disclosure.
 David Shan
FirstName LastNameDavid Shan
Massimo Group
Comapany 7,
November  NameMassimo
             2023        Group
November
Page 2    7, 2023 Page 2
FirstName LastName
Management, page 67

3.       We note you removed the biographical information for Co Vice President
Quenton
         Peterson from this section, but note that he is still signing the document as Vice
         President. Please either restore the biographical information, or remove his signature.
       Please contact Stephany Yang at 202-551-3167 or Claire Erlanger at 202-551-3301 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Anne Parker at 202-551-3611 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing